                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Charys Holding Company, Inc.
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                                (NAME OF ISSUER)

                          Common Stock, par value $.001
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                         (TITLE OF CLASS OF SECURITIES)

                                    161420104
                   -----------------------------------------

                                 (CUSIP NUMBER)

                                November 17, 2005
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. 09060J106

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  1   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

                 GunnAllen Financial, Inc.
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  2   Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  |_|
      (b)  |_|
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  3   SEC Use Only

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  4   Citizenship or Place of Organization

                 Florida - United States
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                      5.    Sole Voting Power
                      1,150,000 which included 800,000 shares of Common Stock and exercise of 350,000 of warrants to purchase
    NUMBER OF       Common Stock
      SHARES      ------------------------------------------------------------------------------------------------------------------
   BENEFICIALLY       6.    Shared Voting Power
     OWNED BY
       EACH                     0
    REPORTING     ------------------------------------------------------------------------------------------------------------------
      PERSON          7.    Sole Dispositive Power
       WITH            1,150,000 which included 800,000 shares of Common Stock and exercise of 350,000 of warrants to purchase
                    Common Stock
                  ------------------------------------------------------------------------------------------------------------------
                      8.    Shared Dispositive Power

                                0
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  9   Aggregate Amount Beneficially Owned by Each Reporting Person

       1,150,000 which included 800,000 shares of Common Stock and exercise of 350,000 of warrants to purchase Common Stock
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10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                  Not Applicable
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11.   Percent of Class Represented by Amount in Row (9)

                  7.4% of the class of Common Stock, which assumes exercise of the 350,000 warrants held by Reporting Person
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12.   Type of Reporting Person (See Instructions)

                   BD
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ITEM 1.   (a) Name of Issuer:
                  Charys Holding Company, Inc.

          (b) Address of Issuer's Principal Executive Offices
                  1117 Perimeter Center West, Suite N-415, Atlanta, GA 30338

ITEM 2.   (a) Name of Person Filing:
                  GunnAllen Financial, Inc.

          (b) Address of Principal Business Office or, if none, Residence:
                  5002 West Waters Avenue, Tampa, Florida 33634

          (c) Citizenship:
                  United States
          (d) Title of Class of Securities:
                  Common Stock, par value $.001

          (e) USIP Number:
                  161420104

ITEM 3. FILING PURSUANT TO RULES 13d-1(b) OR 13d-2(b)c), CHECK WHETHER THE
PERSON FILING IS A:

     X   Broker or Dealer Registered under Section 15 of the Act (15 U.S.C. 78o)

ITEM 4.    OWNERSHIP.

a. GunnAllen Financial, Inc. ("GAF") is a registered broker dealer. In connection with a private placement offering by Charys Holding Company, Inc.
("Issuer") complete on November 17, 2005, GAF received, as compensation for its services as placement agent, an aggregate of 800,000 shares of Issuer's Common
Stock and warrants to purchase 350,000 shares of Common Stock. The total number of shares of Common Stock of Issuer benefically owned by GAF is 1,150,000 which included the exercise of the 350,000 warrants which are exercisable at any time by GAF.

b. The1,150,000 shares represents 7.4% of the outstanding Common Stock of
Issuer, based upon Issuer's filing with the SEC on Form SB-2 as filed on
February 15, 2006.

c. GAF has sole power to vote or direct the vote of, or to dispose of or direct the disposition of 1,150,000 shares of Issuers Common Stock. GAF has no shared power with respect to any securities of Issuer.

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ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                   Not Applicable

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
                   Not Applicable

ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR
           CONTROL PERSON.
                   Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                   Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.
                   Not Applicable

ITEM 10.   CERTIFICATION.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2006
                                           GunnAllen Financial, Inc.

                                           By: /s/ Richard A. Frueh
                                               -------------------------
                                           Name:  Richard A. Frueh
                                           Title: Chief Executive Officer